SECURITIES AND EXCHANGE COMMISSION
		   Washington, D.C. 20549


			Form 6-K


    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
       OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934


              For the month of April 26, 2002
                      Durango Corporation
          (f/k/a Grupo Industrial Durango, S.A. de C.V.)
-------------------------------------------------------------------
         (Translation of registrant's name into English)


Torre Corporativa Durango, Potasio 150, Cuidad Industrial,
                  Durango, Durango, Mexico
-------------------------------------------------------------------
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [x] Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act
of 1934.  Yes    No [x]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________.





CORPORACION DURANGO
First Quarter 2002 Results


Durango, Mexico April 26, 2002. CorporaciOn Durango, S.A. de C.V., (NYSE: CDG BMV: CODUSA) the largest integrated paper producer in Latin America, today announced its results for the first quarter ended March 31, 2002. Figures were prepared in accordance with generally accepted accounting principles in Mexico, restated in constant Mexican Pesos and converted into U.S. Dollars using the exchange rate of each respective period.


HIGHLIGHTS


   Positives

   EBITDA grew 40% 1Q01 vs. 4Q01
   EBITDA of US$35.0 million in 1Q 2002
   EBITDA Margin of 16% in 1Q 2002
   EBITDA decrease was half of the
   industry average QoQ
   EBITDA Margin higher than the industry average
   Unitary Cost decreased by 11%
   SG&A decreased by 7%
   Interest expense decreased by 13%

   Negatives

   Peso strengthened  10%
   Pricing 11% lower than 1Q01
   Shipments declined by 11% QoQ
   Net sales declined by 20% QoQ
   EBITDA declined by 22% QoQ

   Performance

 Item				1Q02	1Q01	Change
 Total Shipments ('000 S/T)	368.6	414.2	-11%
 Net Sales ($Million)  		217.0	272.6	-20%
 Pricing ($)			589	658	-11%
 EBITDA ($Million)  		35.0	45.1	-22%
 EBITDA Margin			16%	17%	-1%
 Net Income ($Million)  	19.0	39.8	-52%



First Quarter 2002


During the quarter ended March 31, 2002, performance was significantly affected by the weak demand environment. The Company's largest market, the Mexican export sector (including maquiladoras), decreased its activity by approximately 22% compared to the corresponding period of fiscal 2001, and its domestic customers' activity declined by approximately 10%. Such decline resulted in expensive market-related downtime, which decreased the Company's overall operating rate to 78%.


Shipments

The Company's total shipments for the quarter decreased by 11% to 368.6 thousand short tons from the 414.2 thousand short tons reported for the corresponding period of fiscal 2001. This decrease was due primarily to lower demand exacerbated by the Easter holidays, which this year occurred in March.

Shipments (000 S/T)	1Q02*	1Q01	  %
   Paper 		189.9	215.5	-12%
   Packaging 		160.4	183.6	-13%
   Other		18.3	15.1	21%
          Total 	368.6	414.2	-11%

* On a proforma basis, excluding shipments from divested assets, packing shipments decreased by 1% and total shipments decreased by 6%.


Prices

Sales prices for the quarter were pressured by decreased demand due to the slowdown of the Mexican and U.S. economies and decreased by 11% from the US$658 per short ton reported for the corresponding quarter of the prior year.

Prices ($US/Ton)	1Q02	1Q01	  %
   Paper		545	613	-11%
   Packaging		670	729	-8%
   Other		333	437	-24%
            Total	589	658	-11%


Net Sales

Total net sales for the quarter decreased by 20% to US$217.0 million from US$272.6 million for the quarter ended March 31, 2001. The decrease in sales was attributable mainly to an 11% decrease in shipments.

Net Sales ($US million)	1Q02*	1Q01	  %
   Paper		103.5	132.1	-22%
   Packaging		107.4	133.9	-20%
   Other		6.1	6.6	-8%
   Total 		217.0	272.6	-20%

* On a proforma basis, excluding shipments from divested assets, packing shipments increased by 1.5% and net sales decreased by 12%.

Net sales from the paper segment decreased by 22% to US$103.5 million from US$132.1 million for the corresponding quarter of fiscal 2001. Such decrease was due to a 12% decrease in shipments from the 215.5 thousand short tons reported for the quarter ended March 31, 2001, and an average paper unitary price decline of 11% from the US$613 per short ton reported for the corresponding quarter of fiscal 2001.

Net sales from the packaging segment decreased by 20% to US$107.4 million from US$133.9 million for the corresponding quarter of fiscal 2001. Such decrease was due to a 13% decline in shipments from the 183.6 thousand short tons reported for the quarter ended March 31, 2001, and an average packaging unitary price decline of 8% from the US$729 per short ton reported for the corresponding quarter of fiscal 2001.


Cost of Sales

Unitary cost of sales decreased by 11% to US$486 per short ton from the US$545 per short ton reported for the quarter ended March 31, 2001. Total cost of sales decreased by 21% to US$179.2 million from the US$225.6 million reported for the corresponding quarter of fiscal 2001. This decrease was primarily due to an 11% decrease in shipments.

Recycled fiber cost of sales (OCC and ONP) decreased by 9.2% in real terms to US$109 per short ton from US$120 per short ton for the quarter ended March 31, 2001. Energy and labor costs, which account for approximately 28% of cost of goods sold, decreased by 2.5%.


Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased by 7% to US$16.7 million from the US$17.9 million reported for the quarter ended March 31, 2001. This decrease reflected the implementation of our cost reduction policy.


EBITDA

EBITDA decreased by 22% to US$35.0 million from the US$45.1 million reported for the corresponding quarter in fiscal 2001. The cause of the decline was an 11% decrease in shipments during the period. EBITDA as a percentage of net sales was 16% as compared to 17% for the quarter ended March 31, 2001.

EBITDA is equal to consolidated net income plus consolidated interest expense, income and assets, taxes, depreciation and amortization expenses and all other non-cash items reducing consolidated net income, less all non-cash items increasing consolidated net income; or alternatively, operating income plus depreciation and amortization plus interest income plus other cash income less other cash expenses.

EBITDA ($US million)	1Q02	Margin	1Q01	Margin
   Paper		14.1	14%	22.4	17%
   Packaging		21.2	20%	21.7	16%
   Other		-0.3	-5%	1.0	15%
           Total	35.0	16%	45.1	17%


Financing Cost

Financing cost decreased to US$0.7 million compared to the US$11.5 reported for the corresponding quarter of the prior year. This expense can be broken down as follows:

(1)	Interest expense decreased by 13% to US$24.7 million from US$28.3 million for the quarter ended March 31, 2001 due to lower interest rates.

(2)	Interest income decreased to US$0.9 million from US$2.0 million for the prior-year quarter, due to lower interest rates earned on short-term investments.

(3)	Foreign exchange gain increased to US$12.8 million from US$6.1 million for the prior-year quarter. This increase resulted from a higher appreciation of the Peso from 9.1695 to 9.016 compared to an appreciation of the Peso from 9.6098 to 9.4933 for the prior year.

(4)	Gain from monetary position increased by 20% to US$10.3 million from the US$8.6 million reported for the first quarter of fiscal 2001. This decrease reflected a lower inflation rate during the period.


Provision for Employee Profit Sharing and Income and
Asset Taxes Net of Tax Loss Carry Forwards

Provision for employee profit sharing and income and asset taxes, net of tax loss carry forwards, increased to US$7.4 million from the US$6.8 million reported for the corresponding quarter of fiscal 2001. This increase was due primarily to an increase in the Company's foreign exchange gain. Deferred taxes increased to US$8.4 million from US$2.1 million for the quarter ended March 31, 2001. Deferred taxes are non-cash items.


Net Income

Net income was US$19.0 million compared to US$39.8 million for the quarter ended March 31, 2001, a decrease due mainly to lower operating income and other income during the quarter and the effect of the amortization of negative goodwill during the prior-year quarter.


Liquidity and Capital Resources

Sources and Uses of Cash:

As of March 31, 2002, the Company's net sources generated from income were US$25.9 million. The Company used US$14.5 million from net working capital. In Peso terms, total debt decreased by US$16.6 million due to a decline in the exchange rate. The investment in fixed assets was US$9.4 million. The Company had cash and cash equivalents of US$37.9 million.


Capital Expenditures

The amount of CAPEX for the first quarter of 2002 was US$9.4 million.

Cash CAPEX ($US million)	1Q02	1Q01	 FY2002
   Paper			1.0	10.0	19.8
   Packaging			7.4	11.3	12.2
   Other			1.0	2.0	3.0
 	Total			9.4	23.3	35.0


Debt Maturity Profile

As of March 31, 2002, our debt was US$813.9 million, broken down as follows:

Year		2002	2003	2004	2005	2006	2007	2008	2009	2010	TOTAL
-US$- Million	47.8	196.2	105.2	83.3	320.6	24.0	26.7	9.5	0.6	813.9


Of the Company's total indebtedness, 62% is subject to fixed interest rates and 38% is subject to variable interest rates. The Company's weighted average cost of debt is 10.4%.


Recent Events

On March 22, 2002, our subsidiary, Durango Georgia Paper Company, entered into agreements with Sweetheart Cup Company Inc. and The Fonda
Group, Inc. to supply up to 100,000 tons of paper per year over each of the next five years. Under the paper supply agreements, Sweetheart and Fonda will pay market price for the type, grade, weight and thickness of the board ordered by them, subject to certain rebates which will be applied as a credit against future purchases.

On April 17, 2002, we sold real property owned by our subsidiary, Durango Paper Company, for US$6.5 million in cash.


CEO's Statement

In announcing the Company's results, Miguel Rincon, the Company's CEO, stated "we have transformed this Company into a global low-cost producer over the last few years. We remain cautiously optimistic that our paper and packaging business reached their troughs in the first quarter and believe these operations will show improvement going forward. We remain focused on our ongoing operations by striving to continue to improve our performance."



Contacts


Corporacion Durango, S.A. de C.V.

Mayela R. Velasco
+52 (1) 829 1008
mrinconv@corpdgo.com.mx

Arturo Diaz Medina
+52 (1) 829 1015
adiaz@corpdgo.com.mx


Thomson Financial Corporate Group

Alex Cancio
(212) 701 1973
alex.cancio@tfn.com

Richard Huber
(212) 701-1830
richard.huber@tfn.com




CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED CONDENSED BALANCE SHEETS
AS OF MARCH 31, 2001 AND MARCH 31, 2002 (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF MARCH 31, 2002
(Stated in thousands of Pesos and Dollars)
                                                                        US$ DLLS.
                                                   December31 March 31, March 31,
                                                     2001      2002      2002
     ASSETS
CURRENT ASSETS:
  Cash and cash equivalents .....................$  473,026$  341,713    37,901
  Accounts receivable, net ......................  2,094,813 1,834,014  203,418
  Taxes recoverable and other assets ............    28,420     7,348       815
  Inventories, net ..............................  1,361,590 1,576,231  174,826
  Prepaids ......................................    24,772    44,627     4,950
            Total current assets ................  3,982,621 3,803,933  421,909
PROPERTY, PLANT AND EQUIPMENT, net ..............  15,373,3  15,135,2   1,678,708
OTHER ASSETS, net ...............................   505,050   498,823    55,326
            Total  assets .......................$ 19,861,0$ 19,437,985 2,155,943

     LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Bank loans and current portion of long-term deb   379,695   714,438    79,241
  Interest payable ..............................   289,258   138,148    15,323
  Trade accounts payable ........................  1,118,859 1,029,857  114,225
  Notes payable .................................    35,074    29,656     3,289
  Accrued liabilities and other payables.........   432,255   499,455    55,397
  Employee profit-sharing .......................     8,651     8,687       964
            Total  current liabilities ..........  2,263,792 2,420,241  268,438
LONG-TERM DEBT ..................................  7,074,649 6,623,891  734,682
NOTES PAYABLE ...................................    81,217   104,138    11,550
OTHER LIABILITIES ...............................    13,985    13,638     1,513
DEFERRED TAXES...................................  2,862,414 2,861,98   317,434
LIABILITY FOR EMPLOYEE BENEFITS..................   222,959   222,726    24,703
DEFERRED CREDITS.................................    69,201    65,797     7,298
            Total long term liabilities .........  10,324,4  9,892,17  1,097,180
            Total  liabilities ..................  12,588,21712,312,4121,365,618
STOCKHOLDERS' EQUITY:
  Majority interest .............................  7,232,669 7,077,443  784,987
  Minority interest .............................    40,138    48,130     5,338
            Total stockholders' equity ..........  7,272,80  7,125,57   790,325
            Total liabilities and stockholders' e$ 19,861,0$ 19,437,9852,155,943

               Exchange rate: $ 9.0160 per Dollar


CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED CONDENSED STATEMENT OF CHANGES IN FINANCIAL POSITION
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF MARCH 31, 2002
(Stated in thousands of Pesos and Dollars)

                                                                                    *
                                                             Full Year Acum.March Acum.March
                                                               2001      2002      US$ 2002
                   <s>						<c>	  <c>	    <c>                                      OPERATING ACTIVITIES:
Net income (loss) .........................................$  789,123$  171,618    19,035
    Add (deduct)- Charges (credits) to income which do
       not require (provide) cash-
       Depreciation and amortization ......................   457,068   113,406    12,578
       Provision for employee benefits ....................    12,771     1,503       167
       Amortization of negative goodwill ..................  -420,456         0         0
       Amortization of Financial Comissions ...............    55,730    18,135     2,011
       Provision for deferred taxes .......................  -262,022   -75,811    -8,408
       Other...............................................     6,870     4,999       554
       Total items which do not require cash...............  -150,039    62,232     6,902
  Net resources generated from income .....................   639,084   233,850    25,937
    Changes in operating assets and liabilities:
    Decrease (Increase) in inventories ....................   925,987  -214,641   -23,807
    Decrease (Increase) in current assets .................   -60,283     1,217       135
    Decrease (increase) in account receivables, net .......    59,703   260,799    28,926
    (Decrease) increase in other accounts payable and
      accrued expenses ....................................  -681,412  -178,294   -19,775
  Resources generated by operating activities .............   883,079   102,931    11,416
FINANCING ACTIVITIES:
       Bank loans and others ..............................  -623,833  -149,860   -16,622
       Increase in capital ................................         0         0         0
  Net resources generated from financing activities .......  -623,833  -149,860   -16,622
INVESTMENT ACTIVITIES:
       Additions to property, plant and equipment..........  -332,203   -84,474    -9,369
       Acquisition of new subsidiaries ....................         0         0         0
       Increase in deferred assets ........................  -195,722        90        10
       Minority interest ..................................    -6,383         0         0
  Net resources applied to investing activities ...........  -534,308   -84,384    -9,359
INCREASE IN CASH AND CASH EQUIVALENTS .....................  -275,062  -131,313   -14,564
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD.......   748,088   473,026    52,465
CASH & CASH EQUIVALENTS AT END OF THE PERIOD ..............$  473,026$  341,713US  37,901


* The exchange rate of 9.0160 was used for translation purposes.
CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED CONDENSED STATEMENTS OF INCOME (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF MARCH 31, 2002


                                         Thousands of Pesos            Thousands of Dollars
                                            1Q        1Q                  1Q        1Q
                                           2001      2002        Var     2001      2002        Var
NET SALES .............................$ 2,621,06$ 1,956,449     -25%   272,580   216,998      -20%
COST OF SALES .........................  2,159,99  1,615,81      -25%   225,587   179,216      -21%
     Gross profit......................   461,066   340,634      -26%    46,993    37,782      -20%

     Selling and Administrative expense   174,198   150,916      -13%    17,870    16,738       -6%
     Operating income .................   286,868   189,718      -34%    29,123    21,044      -28%
FINANCIAL EXPENSE:
Interest expense ......................   277,036   222,321      -20%    28,286    24,659      -13%
Interest income .......................   -20,204    -8,399      -58%    -2,049      -932      -55%
Exchange (gain) loss, net .............   -60,174  -115,718              -6,056   -12,835
Gain on monetary position .............   -85,000   -91,732        8%    -8,646   -10,175       18%
  Total financial expense .............   111,658     6,472      -94%    11,535       717      -94%
OTHER INCOME (EXPENSES):
Other income (expense), net ...........   245,664   -20,316    N/A       26,908    -2,253    N/A
  Total other income (expense) ........   245,664   -20,316    N/A       26,908    -2,253    N/A
  Income (loss) before income and asset   420,874   162,930      -61%    44,496    18,074      -59%
Provisions for income and asset taxes .    67,057    67,123        0%     6,796     7,445       10%
Provision for deferred income taxes ...   -25,859   -75,811      193%    -2,071    -8,409      306%
  Net income after taxes ..............   379,676   171,618      -55%    39,771    19,038      -52%
Special items .........................         0         0    N/A            0         0    N/A
NET INCOME.............................$  379,676$  171,618      -55%    39,771    19,038      -52%

  MAJORITY.............................   380,329   168,421      -56%    39,837    18,682      -53%
  MINORITY.............................      -653     3,197     -590%       -66       356     -639%
                                       $  379,676$  171,618      -55%    39,771    19,038      -52%



SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. CORPORACION DURANGO, S.A. DE C.V.



Date:  April 26, 2002		    By  /s/ Mayela Rincon de Velasco
Durango, Mexico				--------------------------------
       					Name:  Mayela Rincon de Velasco
   					Title: Chief Financial Officer